UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

MATERIAL EVENT

(HECHO ESENCIAL)

BUSINESS NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAX IDENTIFICATION NUMBER	:	91.144.000-8

Pursuant to the provisions of Article 9 and second paragraph of Article 10 of Law No. 18,045, and in accordance with Section II of General Rule No. 30 and Circular No. 1,737 of the Financial Market Commission (Comisión para el Mercado Financiero), being duly authorized to this effect, I hereby report the following information regarding Embotelladora Andina S.A. (the "Issuer"), its business, its publicly traded securities or their offering, as material event:

On this date, the following bondholders’ s meetings (the "Meetings") were held, through electronic means, pursuant to the bond issuance agreements indicated below (the "Agreements"):

(a) Series B bondholders' meeting, including their respective sub-series B-1 and B-2, pursuant to the bond issuance agreement registered in the Securities Register kept by this Commission under registry number 254;

(b) Series C bondholders' meeting, pursuant to the bond issuance agreement registered in the Securities Registry kept by this Commission under registry number 641;

(c) Series D bondholders' meeting, pursuant to the bond issuance agreement registered in the Securities Registry kept by this Commission under registry number 760;

(d) Series E bondholders' meeting, pursuant to the bond issuance agreement registered in the Securities Registry kept by this Commission under registry number 760; and

(e) Series F bondholders' meeting, pursuant to the bond issuance agreement registered in the Securities Registry kept by this Commission under registry number 912.

At the aforementioned Meetings the respective bondholders approved, among other matters, to amend the Agreements with respect to the Issuer's obligation to maintain a certain level of indebtedness, replacing this obligation for a new obligation of maintaining a level of indebtedness no greater than 3.5 times, defined as the ratio between: (a) the average of the consolidated net financial debt (pasivo financiero neto consolidado), calculated over the last four "Consolidated Financial Statements of Financial Position" (Estados Financieros Consolidados de Situación Financiera) contained in the Issuer's Consolidated Financial Statements that were submitted to the Commission by the Issuer as of the calculation date; and (b) the accumulated

EBITDA of the consecutive twelve-month period ending at the close of the last of the "Consolidated Financial Statements of Results by Function" (Estados Financieros Consolidados de Resultados por Función) contained in the Consolidated Financial Statements that were submitted to the Commission by the Issuer as of the calculation date.

Santiago, November 11, 2021.

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, November 12, 2021